Exhibit 16.1

November 22, 2011

Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Ladies and Gentlemen:

On November 17, 2011, we provided notice of our resignation as the independent registered public accounting firm for AeroGrow International, Inc. (the Company).

We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated November 23, 2011, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP